

Mail Stop 3561

June 10, 2010

Cliff J. Vallier
President
Greektown Superholdings, Inc.
555 East Lafayette
Detroit, Michigan 48226

>   **Re: Greektown Superholdings, Inc.**
>   **Amendment No. 2 to Form 10**
>   **Filed May 25, 2010**
>   **File No. 000-53921**

Dear Mr. Vallier:

We have reviewed your responses to the comments in our letter dated May 21, 2010 and have the following additional comment.

Contractual Obligations and Commercial Commitments, page 44

1. We note your disclosure on page 46 regarding the structure of success fees to be payable to WG Michigan. In describing the general development of your business in the "Business" section please describe the Warner Gaming Management Agreement including the proposed structure of base fees and success fees. Please provide risk factor disclosure addressing any risks posed by the incentive structure, which sets targets for the payment of success fees at 5% below each previous year's actual EBITDA. Additionally, in your discussion of the Agreement beginning on page 57 please disclose the success fee structure in the "Payment" bullet point.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3221 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Richard A. Goldberg
Fax: (212) 698-3599